FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to transfer rights to Eklira, Duaklir

1 November 2021 07:00 GMT

AstraZeneca to transfer global rights for Eklira and Duaklir to Covis Pharma

Agreement sharpens AstraZeneca’s focus on priority medicines in Respiratory & Immunology portfolio

AstraZeneca has agreed to transfer its global rights to Eklira (aclidinium bromide), known as Tudorza in the US, and Duaklir (aclidinium bromide/formoterol) to Covis Pharma Group (Covis Pharma).

Both medicines are delivered via the Genuair device and used for the treatment of patients with chronic obstructive pulmonary disease (COPD).

The agreement will ensure continued patient access to these established medicines.

Covis Pharma previously acquired the rights to the respiratory medicines Alvesco, Omnaris and Zetonna from AstraZeneca in 2018.

Financial considerations

Covis Pharma will pay AstraZeneca $270m on completion. Covis Pharma will also cover certain ongoing development costs related to the medicines. The income arising from the upfront payment will be fully offset by a charge for derecognition of the associated intangible asset and therefore no Other Operating Income will be recognised in AstraZeneca’s financial statements. In 2020, Eklira and Duaklir generated AstraZeneca revenue of $143m in the countries covered by this agreement.

The transaction is expected to close in the fourth quarter of 2021, subject to customary closing conditions and regulatory clearances. The agreement will not impact the Company’s financial guidance for 2021.

Eklira and Duaklir

Eklira (aclidinium bromide) and Duaklir (aclidinium bromide/formoterol) are inhaled respiratory medicines used for the maintenance treatment of COPD. Eklira is a long-acting muscarinic antagonist (LAMA), which is marketed in the US as Tudorza and in some countries as Bretaris. Duaklir is a combination therapy that contains both a LAMA and a long-acting beta2-agonist (LABA). It is marketed in some countries as Brimica. Both medicines are presented as a dry powder for inhalation and are delivered via a breath-actuated multi-dose dry powder inhaler, Genuair (Pressair in the US). AstraZeneca licensed the global rights to both products from Almirall S.A. in 2014.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 1 November 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary